Exhibit 99

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

February 15, 2024

ConocoPhillips
925 N. Eldridge Parkway
Houston, Texas 77079

Re: SEC Process Review

Ladies and Gentlemen:

Pursuant to your request, DeGolyer and MacNaughton has performed a process review of the processes and controls used by ConocoPhillips in preparing its internal estimates of proved reserves, as of December 31, 2023. This process review, which is contemplated by Item 1202 (a)(8) of Regulation S–K of the United States Securities and Exchange Commission (SEC), has been performed specifically to address the adequacy and effectiveness of ConocoPhillips’ internal processes and controls relative to its estimation of proved reserves in compliance with Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC.

DeGolyer and MacNaughton has participated as an independent member of the internal ConocoPhillips Reserves Compliance Assessment Team in reviews and discussions with each of the relevant ConocoPhillips business units relative to SEC proved reserves estimation. DeGolyer and MacNaughton has participated in the review of all major fields in all countries in which ConocoPhillips holds proved reserves worldwide. ConocoPhillips has indicated that these reserves represent over 90 percent of its estimated total proved reserves as of December 31, 2023.

The reviews with ConocoPhillips’ technical staff involved presentations and discussions of a) basic reservoir data, including seismic data, well-log data, pressure and production tests, core analysis, pressure-volume-temperature data, and production history, b) technical methods employed in SEC proved reserves estimation, including performance analysis, geology, mapping, and volumetric estimates, c) economic analysis, and d) commercial assessment, including the legal basis for the interest in the reserves, primarily related to lease agreements and other petroleum license agreements, such as concession and production sharing agreements.

Exhibit 99
ConocoPhillips
February 15, 2024

A field examination was not considered necessary for the purposes of this review of ConocoPhillips’ processes and controls.

It is DeGolyer and MacNaughton’s opinion that ConocoPhillips’ estimates of proved reserves for the properties reviewed were prepared by the use of recognized geologic and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by ConocoPhillips’ experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history. It is DeGolyer and MacNaughton’s opinion that the general processes and controls employed by ConocoPhillips in estimating its December 31, 2023, proved reserves for the properties reviewed are in accordance with the SEC reserves definitions.

This process review of ConocoPhillips’ procedures and methods does not constitute a review, study, or independent audit of ConocoPhillips’ estimated proved reserves and corresponding future net revenues. This process review is not intended to indicate that DeGolyer and MacNaughton is offering any opinion as to the reasonableness of the reserves estimates reported by ConocoPhillips.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. Neither DeGolyer and MacNaughton nor any employee who participated in this project has any financial interest, including stock ownership, in ConocoPhillips. DeGolyer and MacNaughton’s fees were not contingent on the results of its evaluation.

Very truly yours,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Dilhan Ilk

Dilhan Ilk, P. E.
Executive Vice President
DeGolyer and MacNaughton